Exhibit 99.1

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY 17, 2007.

THE SECURITIES REPRESENTED HEREBY AND ANY SECURITIES THAT MAY BE ISSUED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO QUEENSTAKE RESOURCES LTD. OR TO THE COMPANY (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT THAT COVERS RESALES OF SECURITIES.

SECURED PROMISSORY NOTE
AND GUARANTY

U.S. $8,000,000.00	January 16, 2007

FOR VALUE RECEIVED, the undersigned QUEENSTAKE RESOURCES U.S.A. INC., a company organized under the laws of the State of Delaware (the “Company” or “Borrower”), promises to pay to the order of AURAMET TRADING, LLC, a limited liability company organized under the laws of the State of Delaware (“Holder”), the principal sum of $8,000,000.00, with simple interest accruing daily from the above-referenced date until paid, at a rate of 12.9% percent (12.9%) per annum. Interest shall be paid monthly in cash on the first day of each month commencing February 1, 2007. Notwithstanding the foregoing, upon the occurrence of a Default and during the continuance of a Default, the principal balance then outstanding shall accrue interest at the lower of (i) 17.9% per annum or (ii) the highest rate allowable by applicable law.  Interest shall be calculated on the basis of a year of 365 days.

This Promissory Note (the “Note”) is being issued to Holder in connection with a bridge loan (the “Loan”) provided to the Company by Holder.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder, by acceptance of this Note, agrees:

1.             Maturity Date.  The unpaid principal balance hereof, and accrued but unpaid interest thereon, shall be due and payable on April 30, 2007.

2.             Loss of Note.  Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Note, if mutilated, the Company will execute and deliver a new Note of like tenor and date.

3.             Default.

(a)           Holder may declare the entire unpaid principal and accrued interest on the Note immediately due and payable, by providing written notice to the Company, if any of the following events shall occur (each such event being a “Default”):

(1)                                  the Company shall fail to pay the principal and accrued but unpaid interest of the Note on any date such items are due, provided however, the Company shall have a period of three (3) Business Days from any such date within which to cure a Default on an interest payment;

(2)                                  any representation or warranty made by the Company to Holder herein or in any other Loan Document shall fail to be true and correct in any material respect (provided that the Company shall have a period of five (5) Business Days from the date the Company receives written notice thereof from the Holder within which to cure such Default(s));

(3)                                  the Company shall fail to observe or perform any of the covenants, agreements or obligations (excluding the Company’s obligation to pay principal and interest as provided herein) contained in the Note or any other Loan Document or any other agreement with Holder in any material respect (provided that the Company shall have a period of five (5) Business Days from the date the Company receives written notice thereof from the Holder within which to cure such Default(s));

(4)                                  the Company shall institute proceedings to be adjudicated bankrupt or insolvent, or the consent by the Company to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy Act, or any other applicable federal or state insolvency law, or the consent by Obligor, or acquiescence in, the filing of any such petition or in the appointment of a receiver, liquidator, assignee, trustee, or other similar official of the Company, or of any substantial part or its property, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due;

(5)                                  within sixty (60) days after the commencement of proceedings against the Company seeking any bankruptcy, insolvency, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been dismissed or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or the stay of any such order or proceedings shall thereafter be set aside, or, within thirty (30) days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company over of all or any substantial part of the properties of the Company, such appointment shall have not been vacated;

(6)                                  The Company shall dissolve or take corporate action toward dissolution;

(7)                                  final judgments which exceed an aggregate of $100,000 shall be rendered against the Company or its subsidiaries and shall not have been paid, discharged or vacated within forty-five (45) days after entry or filing of such judgments;

(8)                                  Any event of default (as such term is defined under any applicable underlying agreement, but excluding any default described in clause (9) below) of any of the Company’s indebtedness in excess of $100,000 in the aggregate shall occur or any failure of the Company to pay any such indebtedness when due shall occur;

(9)                                  Newmont USA Limited or any of its affiliates, successors or assigns shall exercise any remedy under or pursuant to the Newmont Security Agreement (as defined in the Newmont Letter) or any related document;

(10)                            the Deed of Trust (as hereinafter defined) shall for any reason (other than pursuant to the terms thereof or by reason of any action taken by the Holder and not with the knowledge of the Borrower or within its power to control) cease to create a valid and perfected (to the extent required thereby or by this Agreement) first priority lien (subject to statutory liens) in the Property (as hereinafter defined), or the Company asserts such failure, provided however, the Company shall have a period of ten (10) Business Days within which to cure this deficiency and perfect the Holder’s first priority lien (subject to statutory liens) in the Property;

(11)                            A default shall have occurred under the Guaranty, or any of subsections 3 (4) through 3 (8) above shall have occurred with respect the Guarantor.

(b)           Remedies upon Default.  Upon the occurrence, and at any time during the continuance of, any Default, Holder, upon notice in writing to the Company, may declare all unpaid principal of the Note and the interest thereon to be immediately due and payable and the same shall become immediately due and payable upon such declaration and Holder may pursue any remedy available to Holder at law or in equity; provided, however, that in the event of any Default under clauses (4) or (5) above, all unpaid principal hereof and interest hereunder shall automatically become immediately due and payable, without the need for declaration, presentment, demand, protest, or other notice of any kind.

4.             Mandatory Repurchase of Note.  As soon as possible, and in any event within five (5) Business Days after the occurrence of a Mandatory Repurchase Event (as defined below), the Company shall furnish to Holder written notice setting forth in reasonable detail the facts and circumstances underlying such Mandatory Repurchase Event.  The occurrence of any such Mandatory Repurchase Event shall constitute an irrevocable offer by the Company to purchase this Note, at 100% of the principal amount hereof, on a date to be specified by the Company, which date shall be not more than sixty (60) days after the occurrence of such Mandatory Repurchase Event, together with all accrued and unpaid interest on the amount so purchased through the date of purchase.  Following receipt of any offer to prepay the Note hereunder, Holder shall advise the Company, by written notice, within ten (10) days after receipt of such offer, as to whether it desires to sell this Note.  If, for any reason, Holder does not so advise the Company, it will automatically be deemed to have elected to sell all of the Notes held by it.  “Mandatory Repurchase Event” shall mean at any time (i) any person together with all affiliates and associates of such person, shall become the beneficial owner, directly or indirectly, of securities of the Guarantor representing 51% or more of the combined voting power of the Guarantor’s then outstanding securities having the right to vote in an election of the Guarantor’s Board of Directors; or (ii) persons who constitute the Guarantor’s Board of Directors as of the date hereof cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Guarantor’s Board of Directors; or (iii) the Board of Directors and the stockholders of the Guarantor (if required) shall approve and effect (a) any consolidation or merger of the Guarantor where the stockholders of the Guarantor, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate at least 51% or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (b) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or the Guarantor, (c) any plan or proposal for the liquidation or dissolution of the Company or Guarantor.

5.             Conversion Option.  The Guarantor hereby agrees that at any time upon ten days prior notice from the Holder to the Guarantor up to and including the Final Maturity Date, the Holder shall have the option, but not the obligation to convert all or any part of the outstanding principal amount of this Note (in minimum increments of $250,000) into, after May 13, 2007, Common Shares, as such shares are currently constituted, at a conversion price of  $       per share (the “Conversion Price”) [insert at closing the VWAP for the preceding 5 trading days plus 15%], and in such event, the Guarantor may, upon request, receive an assignment of the principal amount of the Note so converted.  Upon the issuance of the Common Shares pursuant to this Section 5, the principal amount of the Note shall be reduced by the amount of the indebtedness so converted.  In order to exercise this conversion option, the Holder shall complete and manually sign the Conversion Exercise Notice attached as Exhibit 1 hereto and deliver such to the Company and to Queenstake Resources Ltd. (the “Guarantor”), surrender this Note to the Company, furnish appropriate endorsements and transfer documents, if required, and pay all transfer or similar taxes, if required.  Upon conversion of all or any portion of the outstanding principal amount of this Note, the Guarantor shall satisfy the conversion obligation with respect to the principal amount of the Note so converted by delivering to the Holder a number of Common Shares equal to the aggregate principal amount of the Note being converted divided by the Conversion Price.  The Conversion Price shall be proportionately increased or decreased for any increase or decrease in the number of Common Shares outstanding on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend, or other distribution payable in Common Shares.  If, prior to maturity, any portion of the outstanding principal amount of the Note less the aggregate principal amount of the Note then outstanding is converted, the Company and the Guarantor shall execute and deliver to the Holder a new note for the aggregate unconverted principal amount of the Note.  With respect to any conversion, the date upon which the Holder satisfies all of the requirements set forth herein shall be the effective date of such conversion. The Holder acknowledges and agrees that all certificates representing the Common Shares issued upon conversion of the Note prior to the Maturity Date shall bear the following legends until such time as no longer required under applicable requirements of the 1933 Act or other applicable securities laws:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY 17, 2007.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THESE SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S

UNDER THE 1933 ACT, IF AVAILABLE, AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION, OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT THAT COVERS RESALES OF SECURITIES.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. AT ANY TIME THAT THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 OF REGULATION S UNDER THE 1933 ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM CIBC MELLON TRUST CORPORATION, THE CORPORATION’S TRANSFER AGENT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST CORPORATION AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY AND CERTIFICATE REPRESENTING

SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

6.             Prepayment.

(a)           Optional Prepayment.  The Company may, upon five (5) days prior written notice to Holder, prepay this Note in whole or in part, but in no event less than $100,000 for each occurrence of a prepayment, at any time without premium or penalty.

(b)           Mandatory Prepayment.  For so long as this Note shall be outstanding, the Company agrees to apply all funds received by the Company on any of its future borrowings or offerings of equity, including without limitation any financings, debt offerings, offerings of its equity or debt securities, as well as any proceeds or disbursements on account of its insurance policies, against the outstanding balance due under this Note (to be applied first to accrued and unpaid interest, and then to the unpaid principal amount under the Note), except for proceeds of purchase money security interest financings used for the acquisition of equipment to be used at the Jerritt Canyon Mine and Mill but not to exceed $800,000 in the aggregate at any time (which such amount may be increased with the consent of the Holder, such consent not to be unreasonably withheld).

7.             Notices to Holder.  So long as this Note shall be outstanding, (i) if the Guarantor shall pay any dividend or make any distribution upon the Common Shares or (ii) if the Guarantor shall offer to the holders of Common Shares for subscription or purchase by them any share of any class of Capital Stock or any other rights, or (iii) if any capital reorganization of the Company or the Guarantor, reclassification of the Capital Stock of the Company or the Guarantor, consolidation or merger of the Company or the Guarantor with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company or the Guarantor to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company or the Guarantor shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to Holder, at least fifteen (15) days prior to the approximate date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the approximate date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Shares or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.  The Company shall also promptly deliver a notice to Holder describing any Default of which it has become aware.

8.             Gross Up.  All payments under this Note by Borrower will be made without any deduction or withholding for or on account of any tax or other withholding or deduction unless such tax, deduction or withholding is required by any applicable law then in effect (a “Required Tax, Deduction or Withholding”).  If Borrower is so required to deduct or withhold any Required Tax, Deduction or Withholding, then Borrower will promptly notify Holder of such requirement and:

(a)           pay to the relevant authorities the full amount of the Required Tax, Deduction or Withholding (including the full amount required to be deducted or withheld from any additional amount paid by the Borrower to Holder under this Section 8) promptly upon the earlier of determining that the Required Tax Deduction or Withholding is required or receiving notice that such amount has been assessed against Holder;

(b)           Promptly forward to Holder an official receipt (or a certified copy), or other documentation reasonably acceptable to Holder evidencing such payment to such authorities; and

(c)           Pay to Holder, in addition to the payment to which Holder is otherwise entitled under this Note, such additional amount as is necessary to ensure that the net amount actually received by Holder will equal the full amount Holder would have received had no such Required Tax, Deduction or Withholding been required.

9.             Costs.  The Company agrees to reimburse Holder for any reasonably documented legal fees or other costs associated with this Note or any of the other Loan Documents.

10.           Representations and Warranties.  The Company hereby makes each of the representations and warranties set forth on Schedule 1 hereto, as of the date of this Agreement.

11.           Covenants.  The Company hereby agrees to observe and fully perform each of the covenants set forth on Schedule 2 hereto.

12.           Conditions Precedent.  Prior to the extension of the funds contemplated to be advanced herein, unless waived in writing in advance by Holder, the Company shall have delivered to Holder the following documents, in form and substance satisfactory to Holder, and performed the following undertakings to the satisfaction of Holder:

(a)           This Note;

(b)           A Deed of Trust with Power of Sale, Assignment of Production, Security Agreement and Fixtures Filing relating to the Property;

(c)           A Security Agreement with respect to Borrower’s personal property and accounts;

(d)           An Off-Take Agreement with Holder;

(e)           A memorandum summarizing the sources and uses of the proceeds of this Note;

(f)            A secretary’s certificate of the Company with respect to incumbency and resolutions authorizing the execution and delivery of the Note and the other Loan Documents;

(g)           Payment of the Arrangement Fee to Holder in an amount equal to $280,000, payable in cash or, at the Company’s option, up to 40% of which may be paid in Common Shares, valued at $.170 per share;

(h)           Warrants for the purchase of 10,000,000 Common Shares issued in favor of Auramet Trading, LLC, said Warrants to be exercisable at a price equal to $.217 per share  with an expiration date of one year from the date hereof;

(i)            A Title Opinion with respect to the Property from Harris  & Thomson, Reno, Nevada;

(j)            The legal opinion of Hogan & Hartson L.L.P., counsel to the Borrower and the Guarantor, in form and content acceptable to the Holder;

(k)           The legal opinion of Axium Law Corporation, Canadian counsel to the Guarantor, in the form and content acceptable to the Holder

(l)            The Newmont Letter; and

(m)          Such other documents or certificates, and completion of such other matters, as the parties may mutually deem necessary or appropriate in good faith.

Prior to the execution and delivery of this Note to the Holder, the Holder shall have executed and delivered to the Guarantor the Acknowledgement and Agreement (the “Acknowledgement and Agreement”) in the form attached as Exhibit 2 hereto.

13.           Miscellaneous.

(a)           Waiver and Amendment.  Any provision of this Note may be waived, amended or modified only upon the written consent of the Company and Holder.

(b)           Restriction on Transfer.  This Note may only be transferred in compliance with applicable laws, including, without limitation, United States and Canadian securities laws.  All rights and obligations of the Company and Holder shall be binding upon and benefit the successors, assigns, heirs, and administrators of the parties.

(c)           Assignment; Participations.  Subject to Section 13(b), this Note may be transferred by the Holder, provided, however, that, Holder and the transferee shall execute and deliver to the Company and the Guarantor notice of the Note transfer in the form attached as Exhibit 3 hereto.  The Company may not transfer or assign all or any part of this Note without the prior written consent of Holder.

In addition, upon five (5) days prior written notice to the Company, the Holder may sell participations in all or a portion of the Holder’s rights and obligations under this Note; provided that the Company shall continue to deal solely and directly with the Holder in connection with the Holder’s rights and obligations under this Note and all rights and remedies with respect to the Loan Documents may only be exercised by the Holder (other than the right to payment under such participation).  Any agreement or instrument pursuant to which the Holder sells such a participation shall include a legend identical to the legend on the face of this Note, and shall provided that any further subparticipation shall contain such a legend.  In addition, in the event of the sale of any participation, a participant or subparticipant, as the case may be, shall have previously executed and delivered to the Guarantor an Acknowledgment and Agreement, if so requested by the Company.

(d)           Governing Law.  This Note shall be governed by the laws of the State of New York.

(e)           Severability.          If any of the provisions of this Note is held invalid, such invalidity shall not affect the other provisions hereof that can be given effect without the invalid provision, and to this end the provisions of this Note are intended to be and shall be deemed severable.

(f)            Indemnification.  The Company agrees to hold harmless, defend and indemnify Holder, its officers, employees, agents and representatives (each, an “Indemnified Party”) from and against any liability, loss, cost, expense, damage claim or cause of action due to or arising out of or in connection with this Note or any other Loan Document in any way, directly or indirectly.  The indemnification provided for in the immediately preceding sentence shall not apply to liabilities, losses, costs, expenses, damage, claims or causes of action which may arise as the result of the willful misconduct or gross negligence of the Holder.

(g)           Notices.  All notices and other communications given to or made upon any party hereto in connection with this Note shall, except as otherwise expressly herein provided, be in writing (including telecopy, telefaxed, telegraphic or electronic communication) and mailed via certified or electronic mail, telefaxed, telegraphed or delivered to the respective parties, as follows:

To the Company or the Guarantor:

Queenstake Resources U.S.A., Inc.
999 18TH Street, Suite 2940
Denver CO 80202
Attn: Eric H. Edwards
Telecopy: 303-297-1587

With a copy (which shall not constitute notice) to:

Paul Hilton
Hogan & Hartson L.L.P.
1200 Seventeenth St., Ste. 1500
Denver, CO 80203
303-899-7300

To Holder

Auramet Trading, LLC
2 Executive Drive, Suite 645
Fort Lee, New Jersey 07024
Attn:  Justin M. Sullivan
Telecopy: 201-905-5001

And a copy (which shall not constitute notice) to:

Thomas C. Mellor
Bingham McCutchen
399 Park Avenue
New York, NY 10022
212-508-1459

Or in accordance with any subsequent written direction from the recipient party to the sending party delivered in accordance with this Section 13(g). All such notices and other communications shall, except as otherwise expressly herein provided, be effective upon (i) delivery if delivered by hand; (ii) the third (3rd) Business Day after the date sent, in the case of certified mail; (iii) receipt, in the case of telecopy or email or (iv) upon delivery to the telegraph company, charges prepaid, in the case of telegraph.

(h)           Definitions.  The following terms shall have the meanings set forth below.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks in the State of New York or Colorado are authorized or required to close.

“Common Shares” means the issued and outstanding common shares, without par value, of the Guarantor.

“Loan Document(s)” means the documents listed in Section 12(a) — (d) above, together with each and every other document, instrument or agreement executed by the Company or the Guarantor in connection with the Loan (as amended or extended from time to time and in effect).

“Newmont Letter” means the Consent and Letter Agreement dated the date hereof between Newmont USA Limited, the Holder, and the Company.

14.           Guaranty.  In order to induce the Holder to extend credit to the Company hereunder and under the other Loan Documents, the Guarantor hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, the payment when and as due of the obligations of the Company hereunder each of the other Loan Documents (collectively, the “Obligations”).  The Guarantor further agrees that the due and punctual payment of such Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any such Obligation.

The Guarantor waives presentment to, demand of payment from and protest to the Company of any of the Obligations, and also waives notice of acceptance of its obligations and notice of protest for nonpayment.  The obligations of the Guarantor hereunder shall not be affected by (a) the failure of the Holder to assert any claim or demand or to enforce any right or remedy against the Company under the provisions of any Loan Document or otherwise hereunder, (b) any extension or renewal of any of the Obligations, (c) any rescission, waiver, amendment or modification of, or release from, any of the terms or provisions of this Note, or any other Loan Document or agreement, (d) any default, failure or delay, willful or otherwise, in the performance of any of the Obligations or (e) any other act, omission or delay to do any other act which may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of a guarantor as a matter of law or equity or which would impair or eliminate any right of the Guarantor to subrogation.

The Guarantor further agrees that its agreement hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by the Holder to any balance of any deposit account or credit on the books of the Holder in favor of the Company or any other Person.

The obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full of all the Obligations owned by the Guarantor to the Holder, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever, by reason of the invalidity, illegality or unenforceability of any of the Obligations, any impossibility in the performance of any of the Obligations or otherwise (other than for the indefeasible payment in full of all the Obligations owed by the Guarantor to the Holder).

The Guarantor further agrees that its obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by the Holder upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which the Holder may have at law or in equity against the Guarantor by virtue hereof, upon the failure of the Company to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Guarantor hereby promises to and will, upon receipt of written demand by the Holder, forthwith pay, or cause to be paid, to the Holder in cash an amount equal to the unpaid principal amount of such Obligations then due, together with accrued and unpaid interest thereon.

Upon payment by the Guarantor of any sums as provided above, all rights of the Guarantor against the Company arising as a result thereof by way of right of subrogation or otherwise shall in all respects be subordinated and junior in right of payment to the prior indefeasible payment in full of all the Obligations owed by the Company to the Holder.

Nothing shall discharge or satisfy the liability of the Guarantor hereunder except the full performance and payment of the Obligations.

The Guarantor represents and warrants to the Holder that it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to carry on its business as now conducted.  The execution of this Guaranty is within its corporate powers and have been duly authorized by all necessary corporate action.

This Guaranty has been duly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

The execution of this Guaranty does not (a) require any consent or approval of, registration or filing with, or any other action by, any governmental authority, except such as have been obtained or made and are in full force and effect, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Guarantor or any of its subsidiaries or any order of any governmental authority, (c) will not violate or result in a default under any material indenture, agreement or other instrument binding upon the Guarantor or any of its subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Guarantor or any of its subsidiaries, and (d) will not result in the creation or imposition of any lien on any asset of the Guarantor or any of its subsidiaries.

This Guaranty shall terminate upon the indefeasible payment of all amounts owing under this Note.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by its officer, thereunto duly authorized as of this 16th day of January, 2007.

QUEENSTAKE RESOURCES U.S.A., INC.

By:	/s/ Dorian L. Nicol
Name:	Dorian L. Nicol
Its:	President

QUEENSTAKE RESOURCES, LTD.,

By:	/s/ Dorian L. Nicol
Name:	Dorian L. Nicol
Its:	President

Schedule 1

The Company hereby represents and warrants to Holder, except as set forth in Appendix I, as of the date of this Note, the following:

(a)           Organization.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority, and all necessary consents, authorizations, approvals, orders, licenses, certificates, and permits of and from, and declarations and filings with all Federal, state, local, foreign, and other governmental authorities and all courts and other tribunals, to own, lease, license and use its properties and assets, and to carry on its business or proposed business as required except where the failure to have such consents, authorizations, approvals, orders, licenses, certifications and permits could not reasonably be expected to have a material adverse effect on the Company’s business or operations.  The Company is duly licensed and qualified to do business and be in good standing in every jurisdiction in which the ownership, leasing, licensing or use of property and assets or the conduct of its business makes such qualification necessary except where the failure to have such licenses and qualifications could not reasonably be expected to have a material adverse effect on the Company’s business or operations.  The Company has no subsidiaries.

(b)           Capitalization.  The authorized, issued and outstanding capital stock of the Company has been validly issued, and the issued and outstanding capital stock of the Company consists of 583,706,489 fully paid and nonassessable shares of the Company’s common stock and warrants and options to purchase 91,349,500 shares of common stock.  There are no other classes of capital stock or other securities authorized or issued by the Company.  The Company has no obligation (contingent or otherwise) to pay any dividend or make any other distribution in respect of its capital stock.  There exist no voting trusts or agreements, stockholders’ agreements, pledge agreements, buy-sell agreements, rights of first refusal or proxies relating to any securities of the Company. The Company has no obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire any shares of its capital stock.  There is no commitment by the Company to issue shares, subscriptions, warrants, options, preemptive rights, convertible securities or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset.

(c)           Financial Statements. The audited balance sheet of the Guarantor and its consolidated subsidiaries for the year ended December 31, 2005, the related unaudited statements of operations and statements of cash flow for the year ended December 31, 2005 and the unaudited balance sheet of the Guarantor and its consolidated subsidiaries for the nine months ended September 30, 2006 (such date being referred to herein as the “Balance Sheet Date” and collectively, the “Financial Statements”), present fairly in all material respects the financial position and cash flows of the Guarantor and its consolidated subsidiaries at the indicated dates and for the indicated periods.  Except as set forth in the Financial Statements, and in the Statement of Current Accounts Payable (the “SCAP”) dated as of the date hereof and delivered herewith the Guarantor and its consolidated subsidiaries have no liabilities, contingent or otherwise, other than (i) immaterial liabilities and (ii) obligations under contracts and commitments incurred in the ordinary course of business which are not required to be reflected in the Financial Statements, which, in both cases, individually or in the aggregate, are not material to the business, proposed business, financial condition or operating results of the Guarantor and its consolidated subsidiaries.  Neither the Guarantor nor any of its consolidated subsidiaries is a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

(d)           Absence of Undisclosed Liabilities.  The Guarantor and its consolidated subsidiaries have no material outstanding claims, liabilities, obligations or indebtedness, contingent or otherwise, whether asserted or unasserted, except as set forth in the Financial Statements, or referred to in any of the notes thereto or in the SCAP.  All material liabilities of the Guarantor and its consolidated subsidiaries incurred subsequent to the Balance Sheet Date have been incurred in the ordinary course of business and are reflected in the SCAP.

(e)           Absence of Changes.  Since September 30, 2006, and except as reflected in the SCAP, the Company has operated in the ordinary course of business consistent with past practice.  Since the Balance Sheet Date, and except as reflected in the SCAP, there has not occurred any change in the financial condition, results of operations, assets, liabilities or business of the Company which, in the aggregate, has had a material adverse effect on the Company’s business.

(f)            Title to Properties; Encumbrances.  To the Company’s knowledge, the Company has good, valid and marketable title to (A) all of its properties and assets (real, personal, tangible and intangible), and (B) all the properties and assets purchased or otherwise acquired since September 30, 2006 (except as may be disposed of as permitted hereunder); in each case clear of all encumbrances, liens, claims, charges or other restrictions of whatever kind or character, except for Permitted Liens (as defined in Schedule 2) existing as of the date of this Note.

(g)           Material Agreements.  The Company is not in material violation or breach of or in material default with respect to, complying with any provision of any material contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party, and each such material contract, agreement, instrument, lease, license, arrangement and understanding is in full force and effect and is the legal, valid and binding obligation of the Company enforceable as to the Company in accordance with its terms (subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and to general equitable principles).  The Company has performed in all material respects all obligations to have been performed

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on such contracts through the date hereof.  The Company is not in violation or breach of, or in default with respect to, any term of its Certificate of Incorporation or Bylaws.  To the Company’s knowledge, no third party is in default under any agreement, contract or other instrument, document or agreement to which the Company is a party, which default would or could have a material adverse effect on the Company’s properties or assets or the business of the Company as presently conducted or proposed to be conducted.

(h)           Patents, Trademarks, and Copyrights, Etc.  All patents, trademarks, trade names, brand names and copyrights (in each case, whether issued or pending), all applications for any of the foregoing, and all licenses or rights with respect to any of the foregoing, necessary for the conduct of the Company’s business as currently being conducted are owned by the Company or the Guarantor, or the Company or the Guarantor otherwise has the legal right to use the foregoing, free and clear of all liens and encumbrances of any nature, except Permitted Liens.  To the Company’s knowledge, the Company is not infringing any copyright, trademark, trade secret or other intellectual property rights of others and, to the Company’s knowledge, any patent which infringement has had or would reasonably be expected to have a material adverse effect on the Company’s business or operations.  All trade secrets, know how, technical processes and procedures developed by and belonging to the Company which are material to the business of the Company and which have not been patented have been kept substantially confidential.  The Company has the right to use, free and clear of claims or rights of others, other than as set forth under applicable license or assignment agreements to which the Company is bound, all trade secrets, customer lists, processes, software, patents, copyrights, trademarks, or other intellectual property required for the business of the Company as now being and as proposed to be conducted.  The Company has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any intellectual property right.  The Company has the exclusive right to file, prosecute and maintain all applications and registrations with respect to its intellectual property rights. Each current and former service provider of the Company has executed a proprietary information and inventions agreement (or similar agreement) with the Company.  To the extent the Company has ever utilized consultants or independent contractors for such purpose, each consultant or independent contractor has executed a written agreement, validly assigning to the Company his or her rights in and to all copyrights and works of authorship relating to products, services or technology designed, developed, manufactured, licensed, sold, marketed or serviced by the Company and its business.  To the Company’s knowledge, none of the Company’s service providers is in material violation thereof.

(i)            Litigation.  There is no material action, suit, investigation, customer complaint, claim or proceeding at law or in equity by or before any arbitrator,

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governmental instrumentality or other agency now pending or, to the Company’s knowledge, threatened against or affecting the Company that has had or would reasonably be expected to have a material adverse effect on the Company’s business or operations, nor, to the Company’s knowledge, does there exist any basis therefor.  The Company is not subject to any judgment, order, writ, injunction or decree of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.  To the Company’s knowledge, none of the Company’s officers or directors is a party to, or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality relating to the Company that has had or would reasonably be expected to have a material adverse effect on the Company’s business or operations.

(j)            Non-Defaults.  To the Company’s knowledge, the Company is not in material default in the performance or observance of any obligation with respect to any order, writ, injunction or decree of any court of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign and there exists no condition, event or act which constitutes, nor which after notice, the lapse of time or both, would constitute, a material default under any of the foregoing.  Upon the execution of the Note, the Company will not be in material breach of any term of any of the Loan Documents nor will any Default be presently occurring, which, in either event, if not cured pursuant to the terms of the Note, would materially and adversely impair the Company’s ability to perform its obligations under the Note.

(k)           Employment of Officers, Employees and Consultants.  To the Company’s knowledge, no third party may assert any valid claim against the Company with respect to the (i) continued employment by, or association with, the Company of any of its present officers, employees or consultants; or (ii) use by the Company of any information which the Company would be prohibited from using under any prior agreements or arrangements or any laws applicable to unfair competition, trade secrets or proprietary information.

(l)            Taxes.  The Company has filed all Federal, state, local and foreign tax returns which are required to be filed by it and all such returns, to the Company’s knowledge, are true and correct in all material respects.  The Company has paid all taxes pursuant to such returns or pursuant to any assessments received by it (other than any amounts which the Company is disputing in good faith) and have withheld all amounts which it is obligated to withhold from amounts owing to any employee, creditor or third party.  The tax returns of the Company have never been audited by any state, local or Federal authorities.  The Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to any tax assessment or

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deficiency.  All tax elections have been made by the Company in accordance with generally accepted practices.  No deficiency assessment with respect to or proposed adjustment of the Company’s Federal, state, county or local taxes is pending or, to the Company’s knowledge, threatened.  There is no tax lien, whether imposed by any Federal, state, county or local taxing authority, outstanding against the assets, properties or business of the Company.

(m)          Compliance with Laws; Environmental Matters, Licenses, Etc.  The Company has not received any notice of any violation of, or noncompliance with, any Federal, state, local or foreign laws, ordinances, regulations or orders (including, without limitation, those relating to all applicable Federal, state and local insurance laws, rules and regulations, environmental protection, occupational safety and health and other labor laws, ERISA, Federal drug laws, Federal securities laws, equal employment opportunity, consumer protection, credit reporting, “truth-in-lending,” and warranties and trade practices) (“Notice of Violation”) applicable to the business of the Company operated under the direction of the Company, the violation of, or noncompliance with which, would have a material adverse effect on the Company’s business or operations, and the Company knows of no facts or set of circumstances which, to its knowledge, would give rise to such a notice.  The Company has all licenses and permits and other governmental certificates, authorizations and permits and approvals (collectively, “Governmental Licenses”) required by every Federal, state and local government or regulatory body for the operation of its business and the use of its properties where the failure to obtain or possess such license or permit would have a material adverse effect on the business of the Company.  The Governmental Licenses are in full force and effect and, to the Company’s knowledge, no violations are or have been recorded in respect of any Governmental License and no proceeding is pending or threatened to revoke or limit any thereof.  The Company has not received any written opinion or memorandum from legal counsel indicating that it has taken any action which has resulted in, or is reasonably likely to result in, the Company incurring any liability which may be material to its business, financial condition, operations or assets.  The Company is in compliance with all applicable laws, rules, regulations and orders, except for laws, rules, regulations and orders noncompliance with which has not had or would not reasonably be expected to have a materially adversely effect on the Company’s business or operation.

(n)           Authorization.  The execution and delivery of the Note and the other Loan Documents have been duly authorized by all requisite corporate action of the Company, and when so executed and delivered, the Note and the other Loan Documents will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and general principles of equity.  Subject to the

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representations and warranties given by the Holder being accurate in all respects, the issuance of the Note and the Warrants is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”).

(o)           Non-Contravention Etc.  The execution, delivery and performance of the terms of the Notes and the other Loan Documents will not (i) violate any provision of law or statute or any order of any court or other agency of government binding on the Company; or (ii) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time or both) a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company under the Certificate of Incorporation, or ByLaws of the Company or any indenture, mortgage, deed of trust, note, credit or lease agreement or other material agreement or instrument to which the Company is a party or by which it or any of its property is bound or affected, except for such conflict, breach or default as to which requisite waivers or consents shall have been obtained by the Company and in all instances excluding any violation, conflict, breach default lien, security interest, charge or encumbrance that has not had or would not reasonably be expected to have a material adverse effect on the Company’s business or operations.

(p)           Insurance.  All insurable assets and properties of the Company are insured against all risks usually insured against by persons owning or operating similar properties and assets in the localities where such properties or assets are located, through insurance policies all of which are in full force and effect.  The Company is insured against all claims relating to its activities to the same extent that the risks of such claims are usually insured against by persons or entities involved in similar activities.  Each of the insurance policies referred to in this section is issued by an insurer of recognized responsibility, and the Company has not received any notice or threat of the cancellation or nonrenewal of any such policy.

(q)           No Consent.  No permit, consent, approval, authorization, order or filing with any court or governmental authority is required in connection with the issuance of the Note.

(r)            Employee Relations.  To the Company’s knowledge, the Company is in material compliance with all applicable Federal, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.  To the Company’s knowledge, there are no pending investigations involving the Company by the U.S. Department of Labor, or any other domestic or foreign governmental agency responsible for the enforcement of such Federal, state, local, or foreign laws and regulations.  There is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations

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Board or any strike, picketing, boycott, dispute, slowdown or stoppage pending or to the Company’s knowledge, threatened against or involving the Company, or any predecessor entities, and none has ever occurred.  No collective bargaining agreement or modification thereof is currently being negotiated by the Company.  To the Company’s knowledge, no labor dispute with the employees of the Company exists, or is imminent.

(s)           Transactions with Affiliates.  No stockholder, officer or director of the Company nor any “affiliate” or “associate” of such persons (as such terms are defined in the rules and regulations promulgated under the Act) (herein, a “Related Party”) is a party to any agreement with the Company including, without limitation, any contract, agreement or other arrangement providing for the rental of real or personal property from, or otherwise requiring payments not in the ordinary course of business to, any Related Party.  No employee of the Company or any Related Party is indebted in an amount greater than $5,000 to the Company, indebtedness to the Company by all employees and related parties does not exceed $15,000 and the Company is not indebted to any of its employees.

(t)            Investment Company Act.  The Company is not subject to regulation under the Investment Company Act of 1940.

As used in this Note, the phrase, “to the Company’s knowledge” or similar phrases shall mean to the knowledge of the Company’s directors, officers and key employees, following reasonable inquiry.

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Schedule 2

The Company covenants and agrees that for so long as the Note is outstanding or any amounts remain due and payable to Holder hereunder, it shall observe and abide by each of the covenants and agreements contained in this Schedule 2, unless consented to in writing in advance by Holder or otherwise permitted hereunder.

1.1.          Indebtedness.  Other than the Indebtedness described on Appendix II, the Company will not create, incur, assume, or suffer to exist, any Indebtedness, except: (a) this Note (as the same may be extended, increased, renewed or refunded from time to time by mutual agreement of the parties); (b) accounts payable to trade creditors and current operating expenses; (c) any indebtedness owed to Newmont USA Limited pursuant to that Agreement for the Purchase and Sale of Ore and Concentrate, dated March 29, 2006, as amended (the “Newmont Agreement”); (d) indebtedness incurred or assumed for the purpose of financing all or any part of the cost or acquiring any equipment or assets (including capital leases) in an aggregate principal amount at any time outstanding not greater than $800,000 in the aggregate; (e) Indebtedness that is subordinated in favor of the Holder, (f) intercompany indebtedness between the Company and the Guarantor, (g) unsecured indebtedness not to exceed $100,000 in the aggregate principal amount at any time outstanding, and (h) contingent obligations existing or arising under any hedging or swap agreement, provided that such obligations are (or were) entered into in the ordinary course of business and not for speculative purposes.

1.2.          Liens.  Without the prior written consent of Holder, other than Permitted Liens (as defined below),  the Company will not (i) create or incur or suffer to be created or incurred or to exist any lien, encumbrance, mortgage, pledge, charge, restriction or other security interest of any kind (each of the foregoing, a “Lien”) upon any of the Property, or upon the income or profits therefrom, except as otherwise permitted herein, transfer any of such Property or the income or profits therefrom for the performance of any other obligation in priority to payment of its general creditors; or (ii) acquire, or agree or have an option to acquire, any Property upon conditional sale or other title retention or purchase money security agreement, device or arrangement.  For purposes of this Note, the term “Permitted Liens” means, collectively, (a) Liens existing on the date of this Note and disclosed to Holder in Appendix II and Liens arising pursuant to this Note and the other Loan Documents; (b) Liens for taxes, fees, levies, duties or other governmental charges of any kind, either not yet due or being contested in good faith and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with generally accepted accounting principles, provided the same have no priority over any of Holder’s security interests; (c) Liens for landlords, common carriers, warehousemen, mechanics, materialmen, laborers, employees, suppliers or similar Liens arising by operation of law for amounts that are owed but not yet delinquent, provided such Liens do not, in the aggregate, materially detract from the value of the assets of the Company and its subsidiaries or materially impair the use thereof in the operation of the Company’s or its subsidiaries’ business, in each case, taken as a whole, (d) Liens not to exceed $800,000 in the aggregate in any fiscal year incurred solely for the purpose of financing the acquisition of goods or equipment acquired by the Company or any subsidiary in the ordinary course of business, (e) in the case of real property, any matters, restrictions, covenants, conditions, limitations, rights, rights of way, encumbrances, encroachments, reservations, easements, agreements and other matters of record, such state of facts of which an accurate survey of the property would reveal, which in the aggregate, are not material in amount, and which do not, in the aggregate, materially detract from the value of any such real property or materially interfere with the ordinary conduct of the Company’s business (Appendix II sets forth such matters of which the Company is currently aware), (f) notifications under the Uniform Commercial Code (as then in effect in the State of New York) pertaining to operating leases or installment sales contracts entered into in the ordinary course of business not to exceed $250,000 in the aggregate in any fiscal year (Appendix I sets forth such leases or installment contracts existing as of the date hereof), (f) attachments, appeal bonds, judgments and other similar Liens for sums not exceeding $100,000  arising in connection with court proceedings; provided that the execution of such Liens is effectively stayed, and (h) any other Liens arising from or related to immaterial indebtedness or capital leases of the Company or any subsidiary, not to exceed $25,000 in the aggregate in any fiscal year.

1.3.          Restrictions on Investments.  Without Holder’s prior written consent, the Company will not, and will not permit any of its subsidiaries to make or permit to exist or to remain outstanding any Investment except Investments in: (a) cash equivalents; (b) short term indebtedness guaranteed by the United States government with a maturity not exceeding 6 months; and (c) inventory purchased in the ordinary course of business.

1.4.          Distributions; Restricted Payments.  Without Holder’s prior written consent, the Company will not (i) declare, pay or make any Distribution on shares of its Capital Stock or apply any of its funds or Property to the purchase, redemption or other retirement of any shares of its Capital Stock, or of any options to purchase or acquire any Capital Stock of the Company or any of its subsidiaries, except that so long as no Default shall have occurred immediately before or after giving effect to such proposed Distribution any subsidiary may pay cash dividends to the Company; (ii) make any redemption, prepayment (whether mandatory or optional), defeasance, repurchase or other type of prepayment in respect of any Indebtedness (other than in respect of this Note); or (iii) set aside any funds for any of the foregoing.

1.5.          Merger, Consolidation and Disposition of Assets.

1.5.1.       Mergers and Acquisitions.  Without Holder’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, the Company will not effect any merger or consolidation, any asset acquisition or stock acquisition except for (a) the merger or consolidation of one or more of the subsidiaries of the Company with and into the Company, provided that no changes are made to the articles of incorporation or bylaws of the Company in connection with such merger or consolidation or (b) any merger or consolidation or asset acquisition or stock acquisition which results in the acquisition of any business division or operation that is in the Company’s current lines of business and that does not result in a change

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of control of the Company or any subsidiary (for purposes hereof, the term “change of control” shall be deemed to mean a Mandatory Repurchase Event), provided that (i) notwithstanding anything herein to the contrary, only Capital Stock of the Company or a subsidiary of the Company may be used to affect any such transaction, (ii) the value of the Capital Stock issued in connection with any such merger, consolidation or acquisition is not more than the fair market value of the stock or assets being acquired (as determined in the reasonable and good faith judgment of the Company’s Board of Directors or, if thereafter requested by Holder, at the Company’s sole expense, by a third-party evaluator reasonably acceptable to Holder and having experience in the valuation of assets and businesses in the mining industry generally), and (iii) in the event that any such acquisition is made by any acquiring subsidiary of the Company, each such subsidiary executes (A) a guaranty guaranteeing the full and punctual payment in full of all Indebtedness under the Note and any other Loan Documents, (B) in the case of a stock acquisition, a pledge in favor of Holder of the capital stock or equity acquired by such acquiring subsidiary, and (C) a joinder to the Security Agreement, grantingHolder a security interest in the assets acquired by such subsidiary as a result of any such merger, consolidation or acquisition.

1.5.2.       Disposition of Property. Without Holder’s prior written consent, which consent may be given or denied at Holder’s sole discretion, the Company will not sell, lease or otherwise dispose of any of the Property, including any disposition of the Property as part of a sale and leaseback transaction, to or in favor of any Person, except for (i) sales of inventory made in the ordinary course (including, without limitation, pursuant to any installment, output requirement, offtake or similar agreement with respect to the sale of future production in the ordinary course) and (ii) dispositions of equipment for cash and fair value that are no longer used or useful in the business of the Company to the extent that all net proceeds of any such sale, lease or disposition are applied to permanently reduce the Note in inverse order of maturity.

1.6.          Compliance with Environmental Laws.  The Company will not, and will not permit any of its subsidiaries to, (i) use any of the Property or any portion thereof for the handling, processing, storage, generation, manufacture, treatment, production, refining or disposal of hazardous substances, other than in compliance with environmental laws, except where the failure of such compliance would not be reasonably likely to have a material adverse effect on the Company’s business or operations, (ii) cause or permit to be located on any of the Property any underground tank, surface impoundment, lagoons, pits, sumps, or underground storage receptacle for hazardous substances in any manner that would violate any environmental law in any material respects or bring such Property in violation of any environmental law in any material respects, (iii) generate any hazardous substances on any of the Property in any manner that would violate any environmental law or bring such Property in violation of any environmental law, except where the violation would not be reasonably expected to have a material adverse effect on the Company’s business or operations, (iv) conduct any activity at any of the Property or use any of the Property in any manner so as to cause a release or threatened release of hazardous substances on, upon or into the Property, or (v) otherwise conduct any

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activity at any of the Property or use any of the Property in any manner that would violate any environmental law or bring such Property in violation of any environmental law in any material respects, in each case except where such violation would not be reasonably likely to have a material adverse effect on the Company’s business or operations.

1.7.          Business Activities.  Without the prior written consent of Holder, which consent may be given or denied at Holder’s sole discretion, the Company will not engage directly or indirectly (whether through subsidiaries or otherwise) in any type of business other than the businesses presently or currently planned to be conducted by them and in related lines of businesses.

1.8.          Transactions with Affiliates.  Without the prior written consent of Holder, which consent may be given or denied at Holder’s sole discretion, other than the transactions described on Appendix II and other than in the Company’s ordinary course of business, the Company will not engage in any transaction with any Affiliate (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such affiliate or, to the knowledge of the Company, any person in which any such affiliate has a substantial interest or is an officer, director, partner, member or trustee on terms more favorable to such Person than would have been obtainable on an arm’s-length basis in the ordinary course of business.  Notwithstanding the provisions of this Section 1.8 to the contrary, the Company shall not, other than in connection with any transaction or agreement which is permitted hereunder, (A) enter into or consummate any transaction or agreement pursuant to which it becomes a party to any mortgage, note, indenture or guarantee evidencing any Indebtedness of any of its affiliates or otherwise to become responsible or liable, as a guarantor, surety or otherwise, pursuant to an agreement for any Indebtedness of any such affiliate, or (B) make any payment to any of its affiliates in excess of $10,000 without the prior written consent of Holder.  As used herein, the term “Affiliate” means any person that is controlled by or is under common control with such controlling person.  As used in the prior sentence, the term “control” means the power to vote 50% or more of any class of voting securities of such person or to direct or cause the direction of the management or policies of such person.

1.9.          Conflicting Agreements.  Without the prior written consent of Holder, which consent may be given or denied at Holder’s sole discretion, the Company will not enter into any amendment or other modification to any currently existing contractual obligation, which by its terms materially impairs the ability of the Company to (a) pay the principal of or interest on the Note, or (b) fully satisfy all of its obligations hereunder.

1.10.        Quarterly Financial Statements.   Within thirty (30) days following the end of each fiscal quarter while this Note is outstanding, the Company shall deliver to Holder unaudited

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quarterly financial statements substantially prepared in accordance with GAAP, except for normal recurring year-end adjustments provided that so long as such documentation is publicly available at such times it shall be deemed to be delivered for purposes of this covenant.

1.11.        Monthly Operating Reports.  As soon as practicable following the end of each month while this Note is outstanding, the Company shall deliver to Holder a copy of the Company’s monthly operating reports and such other reports as Holder may reasonably request provided that so long as such documentation is publicly available at such times it shall be deemed to be delivered for purposes of this covenant.

1.12.        Notification as to Certain Events.  The Company shall notify Holder if the Company becomes aware of any event that has or would reasonably be expected to have a material adverse effect on the Company’s business or operations with respect to the Property or the Company’s ability to perform its obligations under the Note.

1.13.        Payment of Accrued Compensation.  The Company will not, and will not permit any of its subsidiaries to, pay in cash any of the Indebtedness disclosed in Appendix II.

1.14.        Maintenance of Required Approvals and Consents; Compliance with Laws.  The Company will take all action necessary to maintain all approvals and consents necessary with respect to the operation of its business and the maintenance of the Property, except where the failure to maintain such approvals and consents shall not be expected to have a material adverse effect on the Company’s business or operations.  The Company shall comply in all material respects with all applicable laws with respect to the operation of its business and the maintenance of the Property.

1.15.        Insurance Assignment.  Promptly following the date of this Note, the Company shall use its best efforts to obtain an assignment and pledge of the Company’s Reclamation Costs Policy (Policy# EPP 7783980) with American International Speciality Lines Insurance Company (including an acknowledgement by the insurer and a certificate designating the Holder as loss payee) in connection with the claim under such policy relating to the cost of constructing an evaporation pond at the Jerritt Canyon Mine as detailed in the letter dated January 2, 2007 to Joseph L. Boren and John O’Brien of AIG Environmental from Dorian Nicol.

1.16.        Certain Definitions.  As used herein, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Capital Stock” shall mean any and all shares, interests, participations or other equivalents (however, designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) including, without limitation,

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membership interests in a limited liability company and any and all warrants, rights or options to purchase any of the foregoing.

“Distribution” shall mean (i) the declaration or payment of any dividend on or in respect of any shares of any class of Capital Stock of the Company or any subsidiary, other than dividends payable solely in shares of common stock of the Company or such subsidiary; (ii) the purchase, redemption, or other retirement of any shares of any class of Capital Stock of the Company, directly or indirectly through a subsidiary of the Company or otherwise; (iii) the return of capital by the Company or any subsidiary to its stockholders as such; or (iv) any other distribution on or in respect of any shares of any class of Capital Stock of the Company or any subsidiary.

“Governmental Authority” means any national or federal government, any state, regional, local or other political subdivision thereof with jurisdiction and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Indebtedness” shall mean, without limitation, (i) incurrence of debt arising from the lending of money by any Person to the Company or any of its subsidiaries; (ii) incurrence of debt, whether or not in any such case arising from the lending by any Person of money to the Company or any of its subsidiaries, (A) which is represented by notes payable or drafts accepted that evidence extensions of credit, (B) which constitutes obligations evidenced by bonds, debentures, notes or similar instruments, (C) upon which interest charges are customarily paid (other than accounts payable) or that was issued or assumed as full or partial payment for Property, or (D) to the extent not covered by the foregoing clauses (A) through (C), pursuant to any merger, consolidation or acquisition by the Company or any Subsidiary; (iii) incurrence of debt that constitutes a capitalized lease obligation in excess of $50,000; (iv) reimbursement obligations with respect to letters of credit or guaranties of letters of credit; and (v) Indebtedness of the Company or any of its subsidiaries under any guaranty of obligations that would constitute Indebtedness under clauses (i) through (iii) hereof, if owed directly by the Company or any of its subsidiaries.

“Investments” shall mean all expenditures made and all liabilities incurred (contingently or otherwise) for the acquisition of capital stock or for loans, advances, capital contributions or transfers of property to, or in respect of any guaranties (or other commitments as described under Indebtedness), or obligations of, any Person.

“Person” shall mean any individual, corporation, partnership, limited liability company, trust, unincorporated association, business, or other legal entity, and any government or any Governmental Authority.

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“Property” shall mean the Trust Property (as such term is defined in the Deed of Trust).

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